[Ballard Spahr Letterhead]

July 3, 2007

Via EDGAR and Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Nicholas P. Panos

Special Counsel

Office of Mergers and Acquisitions

Re:	Digene Corporation

Schedule 14D-9, SEC File No. 5-46641

Filed June 15, 2007

Dear Mr. Panos:

On behalf of Digene Corporation (the “Company”), we are hereby filing with the United States Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No.1 to 14D-9”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Commission on June 15, 2007 (the “Statement”). Set forth below are the Company’s responses to the comments of the Commission’s Staff given by your letter dated July 2, 2007. For your convenience, each of the Staff’s comments has been reproduced, followed by the Company’s response to such comment.

Schedule 14D-9

Item 4. The Solicitation or Recommendation

1.	Comment: The disclosure in this section refers to a variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to expressly state reasons that in fact support of the Board’s decision to recommend that the security holders accept the offer.

Response: We have revised the Statement in response to the Staff’s comment to clarify that the positive factors identified on page 10 of the Statement are the reasons why the Board is providing a favorable recommendation to the Digene stockholders. Please see “Item 4. The Solicitation or Recommendation” beginning on page 2 of Amendment No. 1 to 14D-9.

United States Securities and Exchange Commission

July 3, 2007

2.	Comment: Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Digene must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the reasons offered in support of their recommendation to accept the offer.

Response: We have revised the Statement in response to the Staff’s comment. Please see “Item 4. The Solicitation or Recommendation” beginning on page 2 of Amendment No. 1 to 14D-9.

Acknowledgement

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Statement and Amendment No. 1 to

               14D-9;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *        *        *

United States Securities and Exchange Commission

July 3, 2007

Please contact me at (215) 864-8631 or my partner Justin P. Klein at (215) 864-8606 with any comments or questions regarding the Statement, Amendment No. 1 to 14D-9 or this letter. We thank you for your time and attention.

Sincerely,

/s/ Mary J. Mullany

cc:	Digene Corporation
Daryl Faulkner
Joseph P. Slattery

Ballard Spahr Andrews & Ingersoll, LLP
Justin P. Klein, Esq.
Morris Cheston, Jr., Esq.
Todd J. Russo, Esq.

QIAGEN N.V.
Peer M. Schatz
Roland Sackers
Philipp von Hugo

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Michael L. Fantozzi, Esquire
Jonathan L. Kravetz, Esquire
Megan N. Gates, Esquire